Exhibit 1

Media Release

4 May 2011

The Westpac Group - building momentum across all our businesses

Highlights - First Half 2011 compared to First Half 2010

•                       Cash earnings per share of 105.6 cents, up 6%

•                       Interim fully franked dividend of 76 cents per share, up 17%

•                       Cash earnings of $3,168 million, up 7%

•                       Statutory net profit of $3,961 million, up 38%

•                       Impairment charges down 47% to $463 million.

Highlights - First Half 2011 compared to Second Half 2010

•                       Cash earnings up 8%, and cash earnings per share up 8%

•                       Core earnings(1) up 4%, with operating income up 2% and expenses down 1%

•                       Strengthened balance sheet, with Tier 1 capital up 44 basis points to 9.5%

The Westpac Group today announced a sound result for the six months to 31 March 2011, with cash earnings per share of 105.6 cents rising 6% compared to the six months to 31 March 2010.

Cash earnings recorded similar growth up 7% compared to First Half 2010 and up 8% on Second Half 2010.  In the last 6 months, all divisions recorded growth in cash earnings with each delivering improved core earnings and lower impairment charges.

Impairment charges were down 47% compared to First Half 2010 and were 20% lower compared to Second Half 2010.  The $463 million charge for First Half 2011 is around one quarter the size of the impairment charge peak in Second Half 2009.

Westpac declared a record fully franked interim dividend of 76 cents per share up 11 cents, or 17% over First Half 2010, and up 2 cents over Second Half 2010. The higher payment maintains a consistent path of increased dividends since First Half 2009 and reflects a payout ratio of 72%.

Statutory net profit increased 38% to $3,961 million, materially benefiting from the previously announced finalisation of tax consolidation associated with the St.George Bank merger.  This one-off impact has been excluded from cash earnings.

Westpac Group CEO, Gail Kelly said: “This healthy result reflects building momentum across the business with strong financial disciplines.  All divisions delivered improved financial results over Second Half 2010, something we’ve not seen since before the GFC.

“The performance of Westpac Retail & Business Banking was particularly strong with the benefits of our Westpac Local investment clearly emerging.  BT Financial Group also performed well, with good flows into our investment platforms lifting wealth income which more than offset the cost of higher insurance claims relating to natural disasters.

“During this half we continued to strengthen our balance sheet with increased capital and additional liquidity while maintaining our very strong provisioning cover.

(1)   Core earnings is operating profit before income taxes and impairment charges

Westpac Banking Corporation ABN 33 007 457 141

“We have also made excellent progress on our major investment and productivity programs.”

Achievements through the half included:

•                      Completing the next phase of Westpac Local, including the recruitment and training of more Personal Bankers in Australia and continuing the rollout of this program in New Zealand;

•                      Making good progress on our Strategic Investment Priorities (SIPs), including the migration of St.George cards processing onto an upgraded credit card platform creating further efficiencies and opportunities in the cards business;

•                      Extending our multi-brand strategy by announcing the launch of Bank of Melbourne to create an exciting new growth opportunity in Victoria; and

•                      Implementing a range of productivity initiatives to maintain our efficiency advantage resulting in a 41% expense to income ratio.

Speaking about domestic economic conditions, Mrs Kelly said: “Key indicators were generally positive during the half with the economy generating good growth, low unemployment and moderate inflation. Despite this, both consumers and businesses remain relatively cautious and while confidence is expected to pick-up, lending growth is likely to be moderate in the immediate future.

Mrs Kelly added: “It has also been good to see asset quality continue to improve.  Through this cycle, Westpac has consistently recorded the lowest impairment charges and the highest provisioning cover of peers.  This is a testament to the Group’s superior asset quality.”

Composition of earnings

•                      Operating income of $8,501 million was 1% lower than First Half 2010, due principally to strong markets income in the prior corresponding period not being repeated.  Pleasingly, operating income was 2% higher than Second Half 2010.

•                      Lending increased $10 billion or 2% over the year to 31 March 2011.  Australian mortgages were the key contributor to the increase, rising $18 billion or 6%.  This growth was partially offset by a $6 billion reduction in Australian business lending from the continued de-leveraging of corporate Australia and a run-down in commercial property exposures.  Over the last six months, business lending balances were largely unchanged.

•                      Customer deposits increased $17 billion over the year more than fully funding loan growth.

•                      While lending and deposits increased, net interest margins were five basis points lower compared to First Half 2010 as higher funding costs continue to flow through.  As a result, net interest income was 1% lower.  Recent trends have been positive with net interest income rising 2% compared to Second Half 2010 supported by a four basis point rise in net interest margins.

•                      Non-interest income was a little lower than First Half 2010, down $41 million or 2%, principally due to a $156 million reduction in trading income.  Fees and commissions income was higher, as was Wealth management and insurance income. However, natural disasters in the period resulted in increased insurance claims.

•                      Expenses were well managed over the year, rising just 2%.  Compared to Second Half 2010 expenses were 1% lower.  The reduction in expenses reflects the strong progress achieved with our productivity program over the half and the timing of project spending.

Natural Disasters

In First Half 2011 significant natural disasters impacted the period including widespread flooding in Queensland and Victoria, a severe cyclone and the second major earthquake in Christchurch, New Zealand.

Our response to these events has been to support customers as proactively as possible, including: promptly assisting them with their enquiries; making banking services available as soon as practicable; acting quickly on insurance claims; and, providing emergency relief packages.  There has been some short term impact on activity from these natural disasters but as the recovery effort gathers momentum it will increasingly support growth.

The financial impact of these events on Westpac was around $140 million in pre-tax earnings in First Half 2011, which includes direct costs, additional insurance claims and higher provisions for estimated impairment losses.

Asset quality

Improving asset quality led to a further significant reduction in impairment charges to $463 million.  All divisions experienced a decline in impairment charges.

Stressed assets to total committed exposures (TCE) declined 35 basis points over the half to 2.85%.  Impaired assets to TCE were largely unchanged as the work-out and downgrading of existing stressed facilities into impaired was almost fully offset by repayments and write-offs.

New stressed loans continued to decline over the half and there has been an increase in companies being upgraded and returning to full financial health.

The improving environment and stabilisation in the commercial property market has enabled the release of some economic overlay provisions over the half, although these have been partially offset by additional provisions associated with natural disasters.  In total, the economic overlays were $347 million at 31 March 2011, $106 million lower over the half.  Notwithstanding this change, the Group has maintained its sector leading provisioning cover.

Balance sheet strength

Westpac further strengthened its balance sheet, with the Tier 1 ratio increasing to 9.5%.

Funding quality further improved, with good growth in high quality customer deposits of $8.6 billion and a further $12.4 billion in new term wholesale funding raised in First Half 2011.  The Group took the opportunity to manage its maturity profile through the buyback of $3.8 billion of Government Guaranteed bonds and increased its funded liquid assets by around $5 billion.

The Group remains well positioned to transition to the new Basel III capital and liquidity requirements.

Divisional performance

In First Half 2011 all divisions delivered growth in both cash earnings and core earnings over Second Half 2010.

First Half 2011 Cash Earnings

$ Million Division	Half Year Mar 2011	Half Year Sept 2010	Half Year Mar 2010	Half Year Sept 2010 % Change	Half Year Mar 2010 % Change
Westpac Retail & Business Banking	936	883	873	6	7
Westpac Institutional Bank	767	707	807	8	(5)
St.George Bank	582	569	472	2	23
BT Financial Group	309	294	301	5	3
Westpac New Zealand (NZ$)	210	197	125	7	68

Westpac Retail & Business Banking delivered a strong half, with the benefits of its investment in Westpac Local beginning to flow through.  Higher cash earnings were supported by above system growth in mortgages, excellent customer retention and improved products per customer.  Returns were also assisted by a strong efficiency performance, with expenses little changed over the last three halves.  Our investment in the front line is also evident with pleasing improvements in net promoter scores; this includes achieving the lead position in business banking.

Cash earnings in Westpac Institutional Bank were $40 million lower, down 5%, compared to First Half 2010.  This was a sound performance given a $125 million reduction in markets related income and a $20 million reduction in profit on asset sales.  Earnings were supported by higher margins and improved asset quality, which led to an impairment charge benefit.  Compared with Second Half 2010, cash earnings rose $60 million, with good results from Transactional banking and Debt markets as the business further strengthened its relationships with customers.

A further decline in impairment charges has assisted in lifting St.George Bank cash earnings by 23% over First Half 2010 and by 2% over Second Half 2010.  The St.George franchise remains strong, leading the sector in net promoter scores, and increasing customer numbers.  Loan growth has been modest following the decision to reduce the division’s reliance on brokers and further wind back commercial property exposures.  St.George has stepped up its investment in the front line with seven new branches opened and with preparations for the Bank of Melbourne launch.

BT Financial Group delivered a strong performance, with improved funds management earnings more than offsetting higher natural disaster related claims in the Insurance business.  BT continues to grow above system in funds under administration and sales of BT Super for Life remain strong at over 1,300 new accounts per week.  Insurance sales and premiums have also strengthened over the year from further cross-sell and expanding the distribution network for life insurance.

New Zealand has continued to improve its profitability, lifting cash earnings 68% over First Half 2010 and 7% over Second Half 2010, to NZ$210 million.  This was a very strong performance given that the Christchurch earthquakes impacted cash earnings by
NZ$40 million in First Half 2011, mostly from additional impairment provisions.  Loan growth was modest although it continues to exceed system growth.

Outlook

Despite ongoing consumer and business caution and the impact of natural disasters, the operating environment has remained broadly supportive.  Although caution is expected to remain, given a low Australian unemployment rate of 4.9% and strong capital expenditure intentions, we expect sentiment to gradually improve over the remainder of 2011.  As a result, business credit growth is likely to recover, although the timing remains uncertain.

Globally, the environment remains challenging with low growth and political tensions across many regions.  Growth in Asia is expected to remain robust and while this will be a positive for Australia, global uncertainty will continue to influence local confidence.

The operating environment is also likely to be impacted by the size and scope of the regulatory agenda which has increased both locally and overseas.  We are responding to this significant change agenda in a proactive and disciplined way.

To conclude, across the Group we are experiencing good momentum with all our divisions in strong and improving shape.  This reflects the significant investment we’ve made in our people and in our network in recent years.  Contributing to this momentum in the period ahead will be:

•                       Further progress on our SIPs program with major milestones on our customer facing systems and on-line platform expected over the next 12 months;

•                       Implementation of further productivity initiatives to improve processes and enhance response times for customers;

•                       Westpac’s lead position in business customer advocacy across its divisions, which positions the Group to support increased business activity as sentiment improves;

•                       Completing the next step of our multi-brand strategy by launching the Bank of Melbourne, including the opening of a further 14 new branches this year;

•                       Further expanding insurance sales through our existing networks and via independent financial advisor networks; and

•                       Increasing our activities in Asia with the upgrade of our Beijing office to a full branch.  At the same time, the recent signing of a General Cooperation Agreement with China Eximbank will improve Westpac’s ability to support customers operating in this region.

Given this progress, the Group is well placed to continue delivering sound, high quality returns for shareholders.

For Further Information
Paul Marriage	Jane Counsel	Andrew Bowden
Westpac Media Relations	Westpac Media Relations	Westpac Investor Relations
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